Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings (Unaudited)

At a special shareholders meeting held on May 27, 2010, shareholders of Natixis Funds Trust II voted for the following proposals:

1.	Election of Trustees for Natixis Funds Trust II:

	            Votes For	  Votes Withheld   Total Votes
Kenneth A. Drucker 39,528,679.648  972,493.091	  40,501,172.739
Wendell J. Knox	   39,484,056.150  1,017,116.589  40,501,172.739
Erik R. Sirri	   39,520,418.445  980,754.294	  40,501,172.739
Peter J. Smail	   39,531,012.445  970,160.294	  40,501,172.739

In addition to the trustees named above, the following also serve as trustees of Natixis Funds Trust II: Graham T. Allison, Jr.,
Edward A. Benjamin, Daniel M. Cain, Sandra O. Moose,
Cynthia L. Walker, Robert J. Blanding and John T. Hailer.